SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Resolution on Convening of Annual General Meeting of Shareholders

I. Resolution on Convening of Annual General Meeting of Shareholders

On February 15, 2012, the Board of Directors of LG Display Co., Ltd. (NYSE symbol: LPL) has approved and ratified to convene the 27th Annual General Meeting of Shareholders for the fiscal year of 2011 as set forth below:

1. Date & Time:	09:30 A.M., March 09, 2012 (Friday)

2. Venue:	Guest House, LG. Display Paju Display Cluster

1007, Deogeun-ri, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

3. Agenda for Meeting

1) For reporting:	a. Audit Committee’s Audit Report

b. ‘11 Business Report

2) For approval:	a. Non-consolidated Balance Sheet, Non-consolidated Income Statement and Non-consolidated Statement of Appropriations of Retained Earnings of Fiscal Year 2011

b. Appointment of Directors

c. Appointment of Audit Committee Member

d. Remuneration Limit for Directors in 2012

4. Resolution of Board of Directors

- Date	: February 15, 2012

- Attendance of Outside Directors	: 3 out of 3 outside directors attended

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: February 16, 2012	By: /s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / IR Division